CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 1, 2023	January 1, 2023
Current assets:
Cash and cash equivalents	$102,505	$150,417
Trade accounts receivable (note 4)	449,377	248,785
Inventories (note 5)	1,138,166	1,225,940
Prepaid expenses, deposits and other current assets	117,415	101,810
Total current assets	1,807,463	1,726,952
Non-current assets:
Property, plant and equipment	1,177,289	1,115,169
Right-of-use assets	78,134	77,958
Intangible assets	223,065	229,951
Goodwill	271,677	271,677
Deferred income taxes	2,598	16,000
Other non-current assets	12,092	2,507
Total non-current assets	1,764,855	1,713,262
Total assets	$3,572,318	$3,440,214
Current liabilities:
Accounts payable and accrued liabilities	$407,450	$471,208
Income taxes payable	142	6,637
Current portion of lease obligations (note 8(d))	15,234	13,828
Current portion of long-term debt (note 6)	300,000	150,000
Total current liabilities	722,826	641,673
Non-current liabilities:
Long-term debt (note 6)	725,000	780,000
Lease obligations (note 8(d))	80,389	80,162
Other non-current liabilities	51,122	56,217
Total non-current liabilities	856,511	916,379
Total liabilities	1,579,337	1,558,052
Equity:
Share capital	222,756	202,329
Contributed surplus	73,598	79,489
Retained earnings	1,667,871	1,590,499
Accumulated other comprehensive income (note 10)	28,756	9,845
Total equity attributable to shareholders of the Company	1,992,981	1,882,162
Total liabilities and equity	$3,572,318	$3,440,214
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2023 36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net sales (note 14)	$869,901	$850,008	$2,413,202	$2,520,460
Cost of sales	630,664	597,839	1,769,706	1,762,873
Gross profit	239,237	252,169	643,496	757,587
Selling, general and administrative expenses(1)	82,213	82,230	242,122	252,670
Gain on sale and leaseback (note 8(e))	—	—	(25,010)	—
Net insurance gains (note 8(f))	—	—	(74,172)	—
Restructuring and acquisition-related costs (recovery) (note 7)	2,006	(4,637)	34,850	(5,837)
Operating income	155,018	174,576	465,706	510,754
Financial expenses, net (note 8(b))	20,748	9,311	58,431	23,675
Earnings before income taxes	134,270	165,265	407,275	487,079
Income tax expense	6,903	12,229	27,003	29,439
Net earnings	127,367	153,036	380,272	457,640
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	12,064	(40,441)	18,911	(36,661)
Comprehensive income	$139,431	$112,595	$399,183	$420,979
Earnings per share (note 11):
Basic	$0.73	$0.84	$2.14	$2.47
Diluted	$0.73	$0.84	$2.14	$2.46
(1) The Company recasted comparative figures to conform to the current period's presentation by grouping Impairment (reversal of impairment) of trade accounts receivable in Selling, general and administrative expenses.

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2023 37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended October 1, 2023 and October 2, 2022
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	22,735	—	—	22,735
Shares issued under employee share purchase plan	41	1,217	—	—	—	1,217
Shares issued pursuant to exercise of stock options	448	12,865	(1,861)	—	—	11,004
Shares issued or distributed pursuant to vesting of restricted share units	652	14,485	(30,146)	—	—	(15,661)
Shares repurchased for cancellation	(6,213)	(7,590)	—	—	(182,682)	(190,272)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	1,306	—	(101,213)	(99,907)
Transactions with shareholders of the Company recognized directly in equity	(5,720)	20,427	(5,891)	—	(302,900)	(288,364)
Cash flow hedges (note 10)	—	—	—	18,911	—	18,911
Net earnings	—	—	—	—	380,272	380,272
Comprehensive income	—	—	—	18,911	380,272	399,183
Balance, October 1, 2023	173,989	$222,756	$73,598	$28,756	$1,667,871	$1,992,981
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	—	—	23,974	—	—	23,974
Shares issued under employee share purchase plan	33	1,114	—	—	—	1,114
Shares issued pursuant to exercise of stock options	43	1,343	(327)	—	—	1,016
Shares issued or distributed pursuant to vesting of restricted share units	150	4,255	(8,319)	—	—	(4,064)
Shares repurchased for cancellation	(11,897)	(12,099)	—	—	(395,151)	(407,250)
Share repurchases for settlement of non-Treasury RSUs	(148)	(116)	—	—	(5,593)	(5,709)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,110	—	—	2,110
Dividends declared	—	—	1,127	—	(94,391)	(93,264)
Transactions with shareholders of the Company recognized directly in equity	(11,819)	(5,503)	18,565	—	(495,135)	(482,073)
Cash flow hedges (note 10)	—	—	—	(36,661)	—	(36,661)
Net earnings	—	—	—	—	457,640	457,640
Comprehensive income	—	—	—	(36,661)	457,640	420,979
Balance, October 2, 2022	180,448	$186,229	$76,693	$28,148	$1,567,241	$1,858,311
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2023 38

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Cash flows from (used in) operating activities:
Net earnings	$127,367	$153,036	$380,272	$457,640
Adjustments for:
Depreciation and amortization (note 8(a))	31,322	31,145	90,861	96,889
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	(523)	(29,732)	9,526	7,941
(Gain) Loss on disposal of property, plant and equipment, including insurance recoveries	(46)	22	(25,167)	(6,192)
Share-based compensation	6,755	8,358	22,847	24,079
Deferred income taxes	3,450	10,180	13,389	14,180
Other (note 12(a))	(11,123)	(2,780)	(7,117)	(5,404)
Changes in non-cash working capital balances (note 12(c))	147,935	(104,386)	(177,066)	(365,017)
Cash flows from (used in) operating activities	305,137	65,843	307,545	224,116

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(41,551)	(73,597)	(168,613)	(160,042)
Purchase of intangible assets	(971)	(940)	(3,785)	(4,048)
Business dispositions (acquisitions)	—	27,880	—	27,880
Proceeds from sale and leaseback and other disposals of property, plant and equipment	2,038	1,373	53,311	6,672
Cash flows from (used in) investing activities	(40,484)	(45,284)	(119,087)	(129,538)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facility	(270,000)	105,000	(55,000)	320,000
Payment of notes	(150,000)	—	(150,000)	—
Proceeds from delayed draw term loan	300,000	—	300,000	—
Payment of lease obligations	(3,312)	(4,028)	(20,429)	(13,149)
Dividends paid	(32,668)	(30,633)	(99,907)	(93,264)
Proceeds from the issuance of shares	5,973	318	12,109	2,025
Repurchase and cancellation of shares	(80,183)	(94,045)	(187,905)	(408,220)
Share repurchases for settlement of non-Treasury RSUs	—	—	(19,555)	(5,709)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(283)	—	(15,661)	(4,064)
Cash flows from (used in) financing activities	(230,473)	(23,388)	(236,348)	(202,381)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(283)	(1,588)	(22)	(2,194)
Increase (decrease) in cash and cash equivalents during the period	33,897	(4,417)	(47,912)	(109,997)
Cash and cash equivalents, beginning of period	68,608	73,666	150,417	179,246
Cash and cash equivalents, end of period	$102,505	$69,249	$102,505	$69,249

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$19,904	$9,397	$49,301	$20,050
Income taxes, net of refunds	1,416	4,081	19,296	19,687
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2023 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 1, 2023
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended October 1, 2023 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2022 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 2, 2023 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 1, 2023.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
In June 2023, the Company adopted the following new or amended accounting standards:
IAS 12 Amendment International Tax Reform - Pillar Two Model Rules
In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. The Company will update disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

QUARTERLY REPORT - Q3 2023 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2. BASIS OF PREPARATION (CONTINUED):
(d) Initial application of new accounting standards and interpretations in the reporting period (continued):
On January 2, 2023, the Company adopted the following new or amended accounting standards:
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update accounting policy information disclosures in the annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The amendment of IAS 8 had no impact on the Company’s consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. The changes will be reflected in the Income taxes note disclosure to the annual consolidated financial statements for the year ended December 31, 2023.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q3 2023 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	October 1, 2023	January 1, 2023
Trade accounts receivable	$460,099	$264,179
Allowance for expected credit losses	(10,722)	(15,394)
	$449,377	$248,785

As at October 1, 2023, trade accounts receivables being serviced under a receivables purchase agreement amounted to $238.0 million (January 1, 2023 - $193.2 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 18, 2024, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $4.7 million (2022 - $1.4 million) and $12.6 million (2022 - $2.7 million), respectively, for the three and nine months ended October 1, 2023, and was recorded in bank and other financial charges.

The Company's trade accounts receivable balance as at October 1, 2023 includes the impact of extended payment terms. Approximately $115 million of the trade accounts receivable balance at the end of the third quarter of 2023 is expected to be collected during the first quarter of 2024.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Allowance for expected credit losses, beginning of period	$(11,170)	$(15,317)	$(15,394)	$(13,704)
Reversal of impairment (Impairment) of trade accounts receivable	426	(2,821)	4,249	(4,368)
Write-off (Recoveries) of trade accounts receivable	22	88	423	22
Allowance for expected credit losses, end of period	$(10,722)	$(18,050)	$(10,722)	$(18,050)

5. INVENTORIES:

	October 1, 2023	January 1, 2023
Raw materials and spare parts inventories	$174,336	$251,700
Work in progress	63,133	77,726
Finished goods	900,697	896,514
	$1,138,166	$1,225,940

The Company has a multi-year agreement for the purchase of yarn terminating in 2028, with minimum purchase requirements starting in the second quarter of fiscal 2024. As at October 1, 2023, the Company had a commitment of $186.5 million under this agreement.

QUARTERLY REPORT - Q3 2023 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		October 1, 2023	January 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.4%	$275,000	$330,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$725,000	$780,000
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	—	100,000	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(7)	2.7%	—	50,000	August 2023
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	7.1%	300,000	—	May 2024
		$300,000	$150,000
Long-term debt (including current portion)		$1,025,000	$930,000
(1)Represents the annualized effective interest rate for the nine months ended October 1, 2023, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $34.9 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the note purchase agreement related thereto.
(6)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7)Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2022.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

The Company was in compliance with all financial covenants at October 1, 2023 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

QUARTERLY REPORT - Q3 2023 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERY):

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Employee termination and benefit costs	$(138)	$—	$15,693	$584
Exit, relocation and other costs	1,247	367	11,150	1,170
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	897	(5,004)	8,007	(7,696)
Acquisition-related transaction costs	—	—	—	105
Restructuring and acquisition-related costs (recovery)	$2,006	$(4,637)	$34,850	$(5,837)

Restructuring and acquisition-related costs for the nine months ended October 1, 2023 related to the following: $29.5 million primarily for the consolidation and closure of manufacturing facilities in Central America, $3.9 million related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility, and $1.5 million mainly related to the completion of previously initiated restructuring activities. Restructuring and acquisition-related recovery for the nine months ended October 2, 2022 mainly related to a gain of $6.0 million on business dispositions, and a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $2.1 million in accelerated depreciation of right-of-use assets, $0.6 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $0.8 million related to the completion of previously initiated restructuring activities.

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Depreciation of property, plant and equipment	$25,516	$26,000	$75,142	$77,345
Depreciation of right-of-use assets	3,216	3,434	9,890	11,594
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(901)	(3,100)	(4,549)	(6,531)
Amortization of intangible assets, excluding computer software	2,068	3,444	6,206	10,331
Amortization of computer software	1,423	1,367	4,172	4,150
Depreciation and amortization included in net earnings	$31,322	$31,145	$90,861	$96,889

Included in property, plant and equipment as at October 1, 2023 is $190.1 million (January 1, 2023 - $172.8 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at October 1, 2023 is $2.2 million (January 1, 2023 - $4.4 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at October 1, 2023, the Company has approximately $125.0 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

QUARTERLY REPORT - Q3 2023 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Interest expense on financial liabilities recorded at amortized cost(1)	$13,363	$7,116	$39,440	$15,860
Bank and other financial charges	5,857	2,973	16,118	6,907
Interest accretion on discounted lease obligations	845	728	2,433	2,285
Interest accretion on discounted provisions	740	53	845	155
Foreign exchange (gain) loss	(57)	(1,559)	(405)	(1,532)
Financial expenses, net	$20,748	$9,311	$58,431	$23,675
(1) Net of capitalized borrowing costs of $3.0 million (2022 - $0.7 million) and $5.0 million (2022 - $1.4 million) respectively, for the three and nine months ended October 1, 2023.

(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.6 million (2022 - $0.1 million) and $1.2 million (2022 - $1.6 million) respectively, for the three and nine months ended October 1, 2023, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at October 1, 2023, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.4 million (January 1, 2023 - $0.1 million).

As at October 1, 2023, the Company has a commitment of $0.4 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2023.

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	October 1, 2023	January 1, 2023
Current	$15,234	$13,828
Non-current	80,389	80,162
	$95,623	$93,990

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at October 1, 2023:

October 1, 2023
Less than one year	$20,387
One to five years	57,757
More than five years	35,870
$114,014

QUARTERLY REPORT - Q3 2023 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
8. OTHER INFORMATION (continued):
(d) Lease obligations (continued):
For the three and nine months ended October 1, 2023, the total cash outflow for recognized lease obligations (including interest) was $4.2 million and $22.9 million (2022 - $4.8 million and $15.4 million), of which $3.3 million and $20.4 million (2022 - $4.0 million and $13.1 million), was included as part of cash outflows used in financing activities. The increase in cash outflow is largely due to the termination of a lease related to a previously closed yarn spinning facility.

(e) Sale and leaseback
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution centre, were recognized in the Consolidated Statement of Cash Flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

(f) Net insurance gains
During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company’s consolidated statement of earnings and comprehensive income.

QUARTERLY REPORT - Q3 2023 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	October 1, 2023	January 1, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$102,505	$150,417
Trade accounts receivable	449,377	248,785
Financial assets included in prepaid expenses, deposits and other current assets	50,818	48,274
Long-term non-trade receivables included in other non-current assets	10,765	118
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	30,563	23,765
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	400,852	462,496
Long-term debt - bearing interest at variable rates	925,000	730,000
Long-term debt - bearing interest at fixed rates(2)	100,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	6,598	8,712
(1) Accounts payable and accrued liabilities include $11.2 million (January 1, 2023 - $17.9 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $47.8 million (January 1, 2023 - $35.7 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $95.6 million as at October 1, 2023 (January 1, 2023 - $197.1 million).

QUARTERLY REPORT - Q3 2023 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at October 1, 2023, the notional amount of TRS outstanding was 369,338 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2023 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$927	$5,281	$(2,082)	$14,524
Commodity price risk	13,204	(12,267)	22,135	42,359
Interest rate risk	1,748	7,068	5,184	19,473
Income taxes	(9)	(53)	21	(145)
Amounts reclassified from OCI to inventory, related to commodity price risk	(3,909)	(35,110)	(5,640)	(100,280)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	1,409	(3,532)	2,602	(8,358)
Cost of sales	146	43	58	37
Selling, general and administrative expenses	(42)	104	1,053	63
Financial expenses, net	(1,384)	(2,028)	(4,360)	(4,458)
Income taxes	(26)	53	(60)	124
Other comprehensive income (loss)	$12,064	$(40,441)	$18,911	$(36,661)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended October 1, 2023. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended October 1, 2023. No ineffectiveness has been recognized in net earnings for the three and nine months ended October 1, 2023.

As at October 1, 2023, accumulated other comprehensive income of $28.8 million consisted of net deferred gains on commodity forward, option, and swap contracts of $12.4 million, net deferred gains on interest rate swap contracts of $14.6 million, and net deferred gains on forward foreign exchange contracts of $1.8 million. Approximately $17.4 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2023 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Net earnings - basic and diluted	$127,367	$153,036	$380,272	$457,640
Basic earnings per share:
Basic weighted average number of common shares outstanding	175,087	181,980	177,418	185,610
Basic earnings per share	$0.73	$0.84	$2.14	$2.47
Diluted earnings per share:
Basic weighted average number of common shares outstanding	175,087	181,980	177,418	185,610
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	261	259	285	490
Diluted weighted average number of common shares outstanding	175,348	182,239	177,703	186,100
Diluted earnings per share	$0.73	$0.84	$2.14	$2.46

Excluded from the above calculation for the three months ended October 1, 2023 are 1,132,737 stock options (2022 - 1,132,737) and nil Treasury RSUs (2022 - 25,614) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended October 1, 2023 are 1,132,737 stock options (2022 - nil) and nil treasury RSUs (2022 - 25,614) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Unrealized net loss (gain) on foreign exchange and financial derivatives	$448	$13	$(103)	$(834)
Non-cash restructuring costs (recoveries) related to property, plant and equipment, right-of-use assets, and computer software (note 7)	897	(5,441)	8,007	(8,175)
Other non-current assets	(3,658)	438	(10,101)	1,468
Other non-current liabilities	(8,810)	2,210	(4,920)	2,137
	$(11,123)	$(2,780)	$(7,117)	$(5,404)

QUARTERLY REPORT - Q3 2023 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$(200)	$1,475	$2,367	$(970)
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	258	(13,288)	(7,616)	(2,377)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(53)	447	(366)	392
Additions to right-of-use assets included in lease obligations	5,652	(8,677)	9,975	(1,247)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	1,071	—	16,346	4,582
Deferred compensation credited to contributed surplus	—	—	(2,075)	(2,110)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	438	385	1,306	1,127

(c) Changes in non-cash working capital balances:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Trade accounts receivable	$74,342	$25,997	$(200,288)	$(107,157)
Income taxes	2,041	(2,075)	(6,592)	(4,516)
Inventories	89,437	(141,318)	92,323	(334,553)
Prepaid expenses, deposits and other current assets	(7,772)	7,839	(8,673)	17,264
Accounts payable and accrued liabilities	(10,113)	5,171	(53,836)	63,945
	$147,935	$(104,386)	$(177,066)	$(365,017)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q3 2023 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
Activewear	$744,433	$742,012	$2,023,991	$2,167,085
Hosiery and underwear	125,468	107,996	389,211	353,375
	$869,901	$850,008	$2,413,202	$2,520,460

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
United States	$787,686	$742,291	$2,158,649	$2,220,185
Canada	28,948	38,160	82,729	99,798
International	53,267	69,557	171,824	200,477
	$869,901	$850,008	$2,413,202	$2,520,460

QUARTERLY REPORT - Q3 2023 52